UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Hampton Roads Bankshares, Inc.

(Name of Issuer)

Common Stock, par value $0.625 per share

(Title of Class of Securities)

409321106 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 409321106

1.	Names of Reporting Persons. I.R.S Identification Nos. of above persons (entities only). Jack W. Gibson and M. Joyce Gibson are filing this Schedule 13G as a group.
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 453,364.6 6. Shared Voting Power 0.0 7. Sole Dispositive Power 453,364.6 8. Shared Dispositive Power 0.0

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

453,364.6 shares owned by the group *

* Includes 308,903.0 options for Jack W. Gibson to purchase shares, 14,692.4 shares held in the Company’s 401(k) Profit Sharing Plan and Trust for Jack W. Gibson, 4,244.8 shares owned by M. Joyce Gibson, 3,680.9 shares owned by Jacqueline A. Gibson (daughter), 26,497.3 shares held in an IRA for Jack W. Gibson, 2,325.0 shares of restricted stock held by the Company for Jack W. Gibson, and 93,021.2 shares owned by Jack W. Gibson.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.30%
12.	Type of Reporting Person (See Instructions) IN (for each member of the group)

Item 1	(a).	Name of Issuer

Hampton Roads Bankshares, Inc. (the “Company”)

Item 1	(b).	Address of Issuer’s Principle Executive Offices

999 Waterside Dr., 2nd Floor Norfolk, VA 23510

Item 2	(a).	Name of Person Filing

Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Jack W. Gibson and M. Joyce Gibson are filing this Schedule 13G as a group. The Joint Filing Agreement of Jack W. Gibson and M. Joyce Gibson is attached hereto as Exhibit A.

Item 2	(b).	Address of Principle Business Office or, if none, Residence

c/o Bank of Hampton Roads 999 Waterside Dr., 2nd Floor Norfolk, VA 23510 (for each member of the group)

Item 2	(c).	Citizenship

United States of America (for each member of the group)

Item 2	(d).	Title of Class of Securities

Common Stock, par value $0.625 per share

Item 2	(e).	CUSIP Number

409321106

Item 3.	If this statement is filed pursuant to sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 453,364.6 shares of Common Stock

(b) Percent of class: 5.30%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 453,364.6 shares of Common Stock

(ii) Shared power to vote or to direct the vote: 0.0

(iii) Sole power to dispose or to direct the disposition of: 453,364.6 shares of Common Stock

(iv) Shared power to dispose or to direct the disposition of: 0.0

Item 5.	Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More that Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

In lieu of a separate exhibit, please see Item 2(a).

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2006	By:	/s/ Jack W. Gibson
Jack W. Gibson

Dated: February 9, 2006	By:	/s/ M. Joyce Gibson
M. Joyce Gibson

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the persons named below hereby agree to the joint filing by each of them of Schedule 13G with respect to the shares of Common Stock, par value $0.625 per share, of Hampton Roads Bankshares, Inc. beneficially owned and further agree that this joint Filing Agreement be included as an exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement on the date set forth beside their respective names.

Dated: February 9, 2006	By:	/s/ Jack W. Gibson
Jack W. Gibson

Dated: February 9, 2006	By:	/s/ M. Joyce Gibson
M. Joyce Gibson